UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Commission file number: 000-53466

Real Value Estates, Inc.

(Name of Small Business Issuer in its charter)

Nevada	26-1616719
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

3/11 Trumpeldor St., Holon, Israel 58271

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(Address of principal executive offices) (Zip Code)

+972 (54) 779-1657

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(Registrant's telephone number, including area code)

With Copies to:

The Sourlis Law Firm

Virginia K. Sourlis, Esq.

214 Broad Street
Red Bank, New Jersey 07701
www.SourlisLaw.com
Telephone: (732) 530-9007

Facsimile: (732) 530-9008

REAL VALUE ESTATES, INC.

INFORMATION STATEMENT

FILED PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

__________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY

OF THE BOARD OF DIRECTORS

__________________________________________________________

REAL VALUE ESTATES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY REAL VALUE ESTATES, INC. SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Change in Control Transaction

This Information Statement is being furnished to the holders of record as of February 4, 2010 (the “Record Date”) of the outstanding shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Real Value Estates, Inc., a Nevada corporation (“RVLU” or the “Company”), in connection with the transfer of certain shares of Common Stock of the Company pursuant to a stock purchase agreement (the “Agreement”) entered into by and between certain shareholders of Company holding a majority interest in the amount of 78.37% of Company Common Stock (“Shareholders”) and certain buyers (“Buyers”). In connection with the Agreement, there shall be a change in the majority of the Company’s Board of Directors. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Since January 2010, the Shareholders and Buyers have been engaged in advanced negotiations to enter into a definitive Agreement. At the closing and subject to the satisfaction of all conditions precedent contained in the Agreement and other transaction documents deemed necessary by the parties hereto (the “Ancillary Documents”), Shareholders will sell and transfer an aggregate of 5,000,000 shares of Common Stock representing approximately 78.37% of the issued and outstanding shares of the Company to Buyers, at $0.05 per share, for an aggregate purchase price of $250,000 (the “Purchase Price”). Such transaction is hereinafter referred to as the “Takeover” or the “Transaction”.

Upon the consummation of the Takeover, the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, all the existing Directors and Officers of the Company, and as described more fully below a Board of Directors consisting of entirely new members shall be appointed.

About Real Value Estates, Inc.

Business

Currently in development, we plan to launch a website related to the residential real estate foreclosure market, containing an online social network for those involved in foreclosures, an online database with residential real estate foreclosure property listings, and a knowledge base with educational and informational materials about the foreclosure market. We plan to include foreclosure listings searchable by state, county and city throughout the United States. The site will be user-friendly and will enable our subscribers to communicate with each other and to search and locate foreclosure, pre-foreclosure and real estate owned properties with ease.

We intend that our foreclosure properties database will be made available through the website, www.foreclosure.com. Through initial searches on our site, our subscribers will be able to view preliminary data about the foreclosure properties, such as the number of bedrooms and bathrooms, the sales price and limited information related to the subject property address. Subscribers, who desire to obtain full access to the property information, including the seller's contact information, will be redirected to foreclosure.com and will be asked to subscribe to that site for a reasonable fee.

The social network feature will be a type of online community for people who are involved in, or wish to be involved in, the foreclosure industry, and our site will enable subscribers to be active on our website and communicate with fellow subscribers. Subscribers to our site will also have limited access to our knowledge base, through which we will provide information about foreclosures and the foreclosure market, including current articles, news and videos.

Our website, available at www.myrve.com, is accessible but is still a work-in-process and in development. We expect it to be fully developed with all intended functions and features and ready for public launch by the 3rd quarter of 2010.

We plan to generate revenues through premium membership fees paid by our premium subscribers, through the commissions we receive from www.foreclosure.com for referring subscribers to their site, as well as from advertisers on our site.

Organizational History

We were incorporated on December 20, 2007 in the State of Nevada. We are a development stage company, and to date have not earned any revenue and currently do not have any significant assets. Since our incorporation, we have not made any significant purchase or sale of assets, nor have we been involved in any transaction, acquisition or consolidation. Neither Real Value Estates, nor our officers, directors, promoters or affiliates, have had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or transaction.

Legal Proceedings of Company

We have never declared bankruptcy or been in receivership, and have never been involved in any legal action or proceedings. To the best of our knowledge, we are not aware of any investigation, claim or demand made on our Company or its Officers and Directors that may reasonably result in any legal proceedings.

Proposed Members to the Board of Directors

Pursuant to the Agreement, the following persons have agreed to be appointed as members of the Board (the “Proposed Directors”) as well as Officers of the Company upon the consummation of the Agreement:

Name	Position	Age
Mr. Donald Lynch	Director, Executive Officer	78
Mr. Peter Matousek	Director, Executive Officer	45

Because the appointments of the Proposed Directors will result in a change in the majority of the Company’s directors, they will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders of record as of the Record Date in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Voting Securities of the Company

The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Common Stock, par value $0.0001 per share, of which 6,380,200 shares are issued outstanding as of the Record Date; and (ii) 50,000,000 shares of Preferred Stock, par value $0.0001 per share, of which 0 shares are issued and outstanding as of the Record Date.

Common Stock

As of the Record Date, there were 6,380,200 shares of Common Stock issued and outstanding. The holders of our Common Stock are entitled to one vote per share of Common Stock held and have equal rights to receive dividends when, and if, declared by our Board of Directors, out of funds legally available therefore, subject to the preference of any holders of preferred stock. In the event of liquidation, holders of Common Stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no preemptive or similar rights.

Preferred Stock

We are authorized to issue fifty million (50,000,000) shares, par value $0.0001 per share, of Preferred Stock, of which 0 are issued and outstanding. The preferred stock is entitled to preference over the common stock with respect to the distribution of our assets in the event of our liquidation, dissolution, or winding-up, whether voluntarily or involuntarily, or in the event of any other distribution of our assets of among the shareholders for the purpose of winding-up our affairs. The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

Security Ownership of Certain Beneficial Owners and Management

Pre-Change of Control Transaction

The following table sets forth certain information, as of the Record Date with respect to any person (including any “group,” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) who is known us to be the beneficial owner of more than five percent (5%) of any class of our voting securities, and as to those shares of our equity securities beneficially owned by each of our directors, our executive officers and all of our directors and executive officers and all of our directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the address for each person is c/o Real Value Estates, Inc., 3/11 Trumpeldor St., Holon, Israel 58271. As of the Record Date, there were 6,380,200 shares of Common Stock issued and outstanding.

Name of Beneficial Owner	Class of Voting Stock	Number of Shares of Voting Stock Beneficially Owned	Percentage of Class (1)
Marina Karpilovski President and Director	Common Stock	1,000,000	15.67%

Michael Zazkis Secretary, Treasurer & Director	Common Stock	4,000,000	62.69%

All Officers & Directors As a Group (2 Persons)	Common Stock	5,000,000	78.37% (1)
(1)	Based on 6,380,200 shares of Common Stock issued and outstanding.

Post-Change of Control Transaction

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s Common Stock after the Change of Control Transaction by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each person is c/o Real Value Estates, Inc., 3/11 Trumpeldor St., Holon, Israel 58271.

The following information is presented on a forward-looking basis assuming the consummation of the Change of Control Transaction:

Name of Beneficial Owner	Class of Voting Stock	Number of Shares of Voting Stock Beneficially Owned	Percentage of Class (1)
Donald Lynch	Common Stock	1,000,000	15.67%

Peter Matousek	Common Stock	4,000,000	62.69%

All Officers & Directors As a Group (2 Persons)	Common Stock	5,000,000	78.37% (1)
(1)	Based on 6,380,200 shares of Common Stock issued and outstanding.

Directors and Executive Officers

Pre-Transaction Directors and Executive Officers of RVLU

Name	Age	Currently Position with RVLU
Ms. Marina Karpilovski	49	President & Chairman
Mr. Michael Zazkis	53	Secretary, Treasurer and Director

Business Experience

Marina Karpilovksi is our President and a Director. She has served in these capacities since we were incorporated on December 20, 2007. Since 1992, Ms. Karpilovski has worked with the Israeli and International tourist industry organizing local and international conferences. Since December 1995, Ms. Karpilovski has served as office manager of an office of Rose Travel Ltd. in Tel Aviv, Israel. In that capacity she manages a team of sales representatives and is in charge of day to day operation of the travel agency. Ms. Karpilovski holds a B.Sc. degree in Mechanical Engineering from Kharkov University in Russia.

Michael Zazkis is our Secretary, Treasurer and a Director, and has served in these capacities since we were incorporated on December 20, 2007. Since 2001, Mr. Zazkis has been President of PrimeCap Mortgages Ltd., a real estate and mortgage investment company he owns, which has an emphasis on small-to-medium-sized project development. Prior to this business, Mr. Zazkis worked in engineering, management and project development capacities for over 20 years for a number of large Israeli and international companies such as Iscar Blades Ltd and Iscar. He holds a B.Sc. degree in Mechanical Engineering from Israel Institute of Technology and a Certificate of Mortgage Broker from the University of British Columbia.

Significant Employees

None aside from the above-mentioned Officers and Directors.

Post-Transaction Directors and Executive Officers of RVLU

As contemplated by the Agreement, upon consummation of Change of Control Transaction, the current Board of Directors and Officers of RVLU shall resign, and the following persons shall be appointed as the new Board of Directors and Executive Officers of the Company. The change in the Board composition for the Company will become effective approximately, but not earlier than 10 days following the filing of this Information Statement with the SEC and distribution of this Information Statement to RVLU’s stockholders as of the Record Date.

The new members of the Board of Directors of RVLU will hold office for a period of one year or until his/her successor is elected and qualified. The Officers of RVLU are appointed by our Board of Directors and hold office until their death, resignation or removal from office. The contemplated post Transaction composition of RVLU’s directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Age	Contemplated Post-Transaction Composition of RVLU Directors and Officers
Mr. Donald Lynch	78	Director, Executive Officer
Mr. Peter Matousek	45	Director, Executive Officer

Business Experience of New Appointees

Mr. Donald Lynch will be our newly appointed Director. He worked as an Educator and Guidance Counselor for 30 years in the New York School system until he retired in 1986. During that time and since his retirement, he has been actively investing for more than 40 years in companies and the stock market. He earned a Bachelor of the Arts from the University of Oklahoma in Business Education, and received a Masters from New York University in Administration. Mr. Lynch is a Veteran of the Korean War, and enjoys spending his free time with his family.

Mr. Peter Matousek will be our newly appointed Director. Originally from the Czech Republic, Peter currently serves as an Officer in the U.S. Navy with 7 years experience, is a veteran of foreign war and is fluent in several foreign languages. He has contributed to several charitable organizations including his most recent contribution to the construction of a local war memorial. Outside of his military duty, he was consulting as an investor relations representative for publicly traded companies; managing communications between companies and the public. He has provided the companies he represented with public relations, investor relations and consulting services; guiding each company through strategic planning, media relations, image improvement and advertising. He is also responsible for shaping companies’ public image, through appearances on TV shows, radio shows etc. Peter is currently attending Warner Pacific College planning to graduate in May of 2010 with a Bachelors of Science degree in Business Administration.

Involvement in Certain Legal Proceedings

None of our current executive officers, directors or proposed post-Transaction executive officers or directors has, during the past five years:

(a)

Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)

Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)

Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Certain Relationships and Related Party Transactions

We have not entered into any arrangements which are considered transactions with related persons.

None of our officers or directors are related by blood or marriage.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Director Independence

Our determination of independence of our directors is made using the definition of “independent director” contained under NASDAQ Marketplace Rule 4200(a)(15), even though such definitions do not currently apply to us because we are not listed on NASDAQ. Each of our current Officers is also a Director, and therefore neither Ms. Karpilovski nor Mr. Zazkis are “independent” under this rule.

Our Current Executive Officer Compensation

Summary Compensation Table

The cash and non-cash compensation that we have paid during the fiscal years ended May 31, 2009 and 2008 and that was earned by our Officers is detailed in the following table.

Name and Principal Position	Fiscal Year Ended March 31,	Salary	Stock Awards (1)	All Other Compensation	Total
Marina Karpilovski (2) President and Director	2009 2008	-- --	-- --	$5,000 (2) --	$5,000 --

Michael Zazkis President, Treasurer and Director	2009 2008	-- --	-- --	$6,962 (3) --	$6,962 --

______________________

(1)

Stock grants are valued as of the grant date.

(2)

Between December 20, 2007 (inception) and May 31, 2009, Marina Karpilovski was paid an aggregate of $5,000 in consideration for certain consulting services rendered to us.

(3)

Between December 20, 2007 (inception) and May 31, 2009, a company owned by Michael Zazkis was paid an aggregate of $6,962 in consideration for certain consulting services rendered to us

Outstanding Equity Awards at 2009 Fiscal Year-End

We do not currently have a stock option plan nor any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants of stock options or other equity incentive awards have been made to any executive officer or any director since our inception; accordingly, none were outstanding at May 31, 2009.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

There are currently no employments or other contracts or arrangements with our executive officers. There are no compensation plans or arrangements, including payments to be made by us, with respect to our officers, directors or consultants that would result from the resignation, retirement or any other termination of such directors, officers or consultants from us. There are no arrangements for directors, officers, employees or consultants that would result from a change-in-control.

Compensation of Directors

We have no formal plan for compensating our directors for their services in their capacity as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of Real Value Estates other than services ordinarily required of a director.

Compensation Committee Interlocks and Insider Participation

We have not yet designated a Compensation Committee. All compensation matters are approved by the full Board. None of our executive officers served on the compensation committee (or equivalent), or the Board, of another entity whose executive officer(s) served on our Board.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

REAL VALUE ESTATES, INC.

Date: February 8, 2010	/s/ Michael Zazkis
Michael Zazkis
Secretary, Treasurer and Director

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